UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  A.S.V., INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    001963107
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                                 (CUSIP Number)

                                CATERPILLAR INC.
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                       (Name of Persons Filing Statement)

                             R. RENNIE ATTERBURY III
                  Vice President, Secretary and General Counsel
                                Caterpillar Inc.
                               100 NE Adams Street
                              Peoria, IL 61629-7310
                            Tel. No.: (309) 675-1000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 29, 1999
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             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   001963107                                      Page  2  of  5  Pages
          -------------                                         ---    ---

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(1)     NAMES OF REPORTING PERSONS S.S. OR
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Caterpillar Inc.
        FEIN: 37-0602744

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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                 (b) [  ]

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(3)     SEC USE ONLY

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(4)     SOURCE OF FUNDS*
        WC

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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                                 -----------------------------------------------
                                 (7)      SOLE VOTING POWER
                                          11,267,127
 NUMBER OF SHARES
BENEFICIALLY OWNED               -----------------------------------------------
 BY EACH REPORTING               (8)      SHARED VOTING POWER
   PERSON WITH                            None

                                 -----------------------------------------------
                                 (9)      SOLE DISPOSITIVE POWER
                                          11,267,127

                                 -----------------------------------------------
                                 (10)     SHARED DISPOSITIVE POWER
                                          None

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(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11,267,127

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(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                    [  ]

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        approximately 51%

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(14)    TYPE OF REPORTING PERSON*
        CO

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


PRELIMINARY NOTE

        The Reporting Person (as defined below) listed on the cover page to this
Schedule 13D hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

        The shares of common stock, par value $0.01 per share (the "Common Stock"), of A.S.V., Inc. (the "Issuer") covered by this report were purchased by Caterpillar Inc. ("Caterpillar") subject to the terms and conditions of and upon the exercise of (i) the Securities Purchase Agreement dated October 14, 1998 by and between Caterpillar and the Issuer, and described in Item 4 of this Report (the "Securities Purchase Agreement"), which is attached as Exhibit 1 to the
Schedule 13D filed on October 26, 1998 and (ii) the Warrant Certificate (the "Warrant Certificate"), which is attached as Exhibit 3 to the Schedule 13D filed on October 26, 1998, granted to Caterpillar pursuant to the Securities Purchase Agreement.

        With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed on October 26, 1998, reference is made to the exhibit for a more complete description of the matter involved, and this Statement shall be deemed qualified in its entirety by such reference.

        The original Schedule 13D to which this Amendment No. 1 relates reported the beneficial ownership of 1,579,000 shares of Common Stock pursuant to that certain Option Certificate dated October 14, 1998 granted to Caterpillar (the "Option Certificate"). Concurrently with the transactions described in this Amendment No. 1, the Option Certificate was cancelled.

ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock" or the "Shares," an individual share of which is a "Share"), of A.S.V., Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 840 Lily Lane, Grand Rapids, Minnesota 55744.

ITEM 2.  IDENTITY AND BACKGROUND

        This Schedule 13D is filed by Caterpillar Inc. ("Caterpillar" or the "Reporting Person"), a Delaware corporation, which is a leading manufacturer of earthmoving and construction equipment. Caterpillar distributes its products through its worldwide network of independent dealers. Caterpillar's principal offices are located at 100 NE Adams Street, Peoria, Illinois 61629.

        During the last five years, to the best of Caterpillar's knowledge, neither Caterpillar nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares and Warrant to be Issued to Caterpillar
----------------------------------------------

        Pursuant to the Securities Purchase Agreement and subject to the terms and conditions therein (including approval by the Issuer's stockholders and various regulatory agencies), Issuer issued and sold to Caterpillar and Caterpillar purchased from Issuer for an aggregate purchase price of $18,000,000
(i) 1,000,000 shares of Common Stock and (ii) a warrant (the "Warrant") to purchase an additional 10,267,127 shares of Common Stock at an exercise price of $21.00 per share, exercisable in whole or in part at any time and from time to time from January 29, 1999 until January 29, 2009 (subject to certain rights of the Issuer to accelerate such date), pursuant to the terms of the Warrant Certificate (the "Warrant Certificate"). The source of the $18,000,000 used by Caterpillar for its purchase of 1,000,000 shares of Common Stock and the Warrant to purchase an additional 10,267,127 shares of Common Stock from the Issuer was from available working capital. If and when Caterpillar elects to exercise the Warrant held by it, Caterpillar presently anticipates that the up to $215,609,667 that would be required to be paid by Caterpillar for the shares of Common Stock issuable upon the exercise of the Warrant will be from available working capital and funds borrowed by Caterpillar in the ordinary course of business. Reference is hereby made to the Securities Purchase Agreement and the Warrant Certificate for the full text of their terms, including the conditions upon which they may be exercised or terminated as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

        On October 14, 1998, the Issuer and Caterpillar entered into the Securities Purchase Agreement, pursuant to which, on January 29, 1999, the Issuer issued and sold to Caterpillar and Caterpillar purchased from Issuer for an aggregate purchase price of $18,000,000 (i) 1,000,000 shares of Common Stock and (ii) the Warrant to purchase an additional 10,267,127 shares of Common Stock at an exercise price of $21.00 per share, exercisable in whole or in part at any time and from time to time from January 29, 1999 until January 29, 2009 (subject to certain rights of the Issuer to accelerate such date), pursuant to the terms of the Warrant Certificate.

        In accordance with the Securities Purchase Agreement, concurrently with the closing of the transactions contemplated thereunder, the number of directors constituting the Board of Directors of the Issuer was increased to ten (10) and Richard A. Benson and Richard A. Cooper, designated by Caterpillar, were added to such Board. The Issuer and Caterpillar agreed in the Securities Purchase Agreement that at any time Caterpillar's percentage interest in the outstanding Common Stock increases (whether by exercise of all or a portion of the Warrant or other purchase of Common Stock or by reduction in the number of outstanding shares of Common Stock), at the next meeting of the Board of Directors, (i) one or more existing Directors (other than the Directors designated by Caterpillar), as selected by a plurality of the Directors of the Issuer, or if no such plurality exists, then as selected by the Directors of the Issuer designated by Caterpillar, shall resign as a Director of the Issuer effective at such time, and (ii) one or more persons designated by Caterpillar shall replace such resigning Director or Directors on such Board, so that the ratio of Directors designated by Caterpillar to the total number of Directors on the Board shall be substantially equal to the ratio of the number of shares of Common Stock owned by Caterpillar to the total number of issued and outstanding shares of Common Stock, provided that until Caterpillar owns a majority of the outstanding Common Stock, at no time shall Caterpillar have the right to increase the number of Directors designated by Caterpillar to a number such that the ratio of that number to the total number of Directors is greater than Caterpillar's percentage ownership of the outstanding Common Stock of the Issuer and provided further that the Directors designated by Caterpillar shall constitute a majority of the Board at such time as Caterpillar owns a majority of the outstanding shares of Common Stock.

        The descriptions herein of the Securities Purchase Agreement and the Warrant Certificate are qualified in their entirety by reference to such agreements which are incorporated herein by reference in their entirety.

        Other than as described above, Caterpillar has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Caterpillar reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Caterpillar owns 1,000,000 shares of Common Stock and has the right to acquire an additional 10,267,127 shares of Common Stock (the "Warrant Shares") through the exercise of the Warrant more fully described in Item 4. As a result, Caterpillar has, if the Warrant is exercised in full, the sole power to vote or direct the voting of, and to dispose or to direct the disposition of, 11,267,127 shares of Common Stock.

        Except as described herein, neither Caterpillar nor, to the best of Caterpillar's knowledge, any director or executive officer of Caterpillar, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for the Securities Purchase Agreement and the Warrant Certificate, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1999

                                         CATERPILLAR INC.

                                         By:   /s/  R.Rennie Atterbury III
                                            ------------------------------------
                                         Name:  R. Rennie Atterbury III
                                         Title: Vice President and Secretary